Exhibit 99.1
Canadian Solar Reports 2Q10 Financial Results
2Q10 Highlights
•	Net revenues of $328.7 million for 2Q10, compared to net revenues of $336.9 million for 1Q10.

•	Shipments of 181.2 MW for 2Q10, compared to shipments of 185.0 MW for 1Q10.

•	Gross margin of 13.6% for 2Q10, compared to gross margin of 12.4% for 1Q10.

•	Net income of $0.07 per diluted share for 2Q10, compared to $0.03 per diluted share for 1Q10.
Ontario, Canada, September 2, 2010 — Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced its financial results for the second quarter ended June 30, 2010 and its outlook for the third quarter and full year 2010.
Net revenues for the second quarter of 2010 were $328.7 million, compared to net revenues of $336.9 million for the first quarter of 2010 and net revenues of $114.2 million for the second quarter of 2009.
Net income for the second quarter of 2010 was $3.2 million, or $0.07 per diluted share, compared to a net income for the first quarter of 2010 of $1.5 million, or $0.03 per diluted share.
Shipments for the second quarter of 2010 were 181.2 MW, compared to shipments of 185.0 MW for the first quarter of 2010 and shipments of 48.2 MW for the second quarter of 2009. The Company’s sales came from the key solar industry markets worldwide, with Europe continuing to be the Company’s largest contributing geographic market.
Dr. Shawn Qu, Chairman and CEO remarked: “Demand and pricing continued to be strong for the quarter, a situation we expect to continue throughout 2010. Q2 shipments were above prior guidance. We reduced our purchase of third party solar cells in order to improve our gross margin, a practice we will continue in Q3 and Q4. The rapid expansion of our internal capacity made this strategy possible. We manufactured 110 MW of cells internally in Q2 and purchased the balance. We expect to increase our internal quarterly cell output to 127 MW in Q3 and 180 MW in Q4. We also continue to build on our brand reputation for technology innovation and excellence. Since March, we have been shipping several new products, including enhanced selective emitter modules and our New Edge modules. Our enhanced selective emitter cells significantly increase the unit power output of our solar modules, while the New Edge modules permit rapid and inexpensive rooftop installation of solar systems. These products have been well received by our customers and we expect that these products will help us gain market share and give us better pricing power going forward.”
Arthur Chien, CFO commented: “This quarter’s results included a $9.0 million net foreign exchange charge, which is slightly less than predicted. Currency hedging reduced the impact of foreign exchange losses by $21.6 million. Q2 general and administrative expenses included additional legal and additional auditing costs of approximately $4.8 million related to the SEC subpoena and the internal audit committee investigation.”

Revenue by Geography
	2Q 2010		1Q 2010		2Q 2009		1H 2010		1H 2009
Region	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Europe	284.1	86.4%	298.2	88.5%	66.9	58.6%	582.3	87.5%	102.9	62.9%
America	24.2	7.4%	19.1	5.7%	16.2	14.2%	43.3	6.5%	18.9	11.5%
Asia and others	20.4	6.2%	19.6	5.8%	31.1	27.2%	40.0	6.0%	41.9	25.6%
Total	328.7	100.0%	336.9	100.0%	114.2	100.0%	665.6	100.0%	163.7	100%
Business Outlook
The outlook below is based on the Company’s current views with respect to operating and market conditions, and its current order book and customers’ forecasts, all of which are subject to change. The risks to our outlook also include changes in foreign exchange rates, products and materials pricing and the project financing environment.
•	3Q10 Guidance: For 3Q10, we expect shipments of approximately 190 MW to 200 MW, with a gross margin of approximately 14.5% to 15.5%.

•	Full-year Guidance: For the full year 2010, we are reiterating our shipments guidance of approximately 700 MW to 800 MW.

•	Increased internal cell production: We are on track to expand our annual internal cell manufacturing capacity to 800 MW by the end of 3Q10. We expect to complete our third cell building by early 2011, and ramp up our total internal cell production capacity to 1.3 GW, of which 620 MW will be higher conversion efficiency cell capacity.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, remarked: “We are seeing improvements in many aspects of our operations. Our ingot and wafer costs have come down substantially and are now in line with leading wafer companies, and our cell conversion efficiencies using our proprietary enhanced selective emitter technology have exceeded 18%. We expect module pricing to remain relatively stable for the balance of the year. We expect that these factors, as well as our increased internal cell production, to support continued margin improvement through the fourth quarter. We also expect our increased internal cell production early next year to enable us to substantially improve our margin structure. Finally, we expect our solar system business to start generating meaningful income in Q4 and continue to grow in 2011.
Investor Conference Call / Webcast Details
The dial-in number for the live audio call, which will begin on Thursday, September 2, 2010 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. September 2, 2010 in Hong Kong), is +1-617-597-5363. The conference call passcode is 10260478. A live webcast of the conference call will also be available on Canadian Solar’s website at http://www.canadiansolar.com.
A replay of the call will be available approximately two hours after the conclusion of the live call through 11:00 a.m. on September 9, 2010, U.S. Eastern Time (11:00 p.m., September 9, 2010 in Hong Kong) by telephone at +1-617-801-6888. To access the replay, use passcode 92103221. A webcast replay will also be available at http://www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit http://www.canadiansolar.com.
Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director	David Pasquale
Canadian Solar Inc.	Global IR Partners
Tel: +1-519 954 2057	Tel: +1-914-337-8801
Fax: +1-519-954-2597	csiq@globalirpartners.com
ir@canadiansolar.com
Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding our expected revenue recognition, expected future shipment volumes, gross and net margins, manufacturing capacities, processing costs, and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on August 19, 2010. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

Item	2Q 2010	1Q 2010	2Q 2009	1H 2010	1H 2009

Net revenues	328,675	336,931	114,176	665,606	163,641
Cost of revenues	284,069	295,018	91,096	579,087	144,456

Gross profit	44,606	41,913	23,080	86,519	19,185

Selling expenses	11,941	10,698	3,229	22,639	5,110
General and administrative expenses	13,957	8,174	6,410	22,131	10,928
Research and development expenses	1,689	1,834	530	3,523	1,000

Total operating expenses	27,587	20,706	10,169	48,293	17,038

Income from operations	17,019	21,207	12,911	38,226	2,147
Interest expenses	(6,446)	(3,862)	(1,913)	(10,308)	(4,167)
Interest income	1,630	1,395	2,849	3,025	3,412
Gain on change in fair value of derivatives	21,563	536	(1,050)	22,099	10,316
Exchange (loss) gain	(30,529)	(16,438)	6,038	(46,967)	3,162

Income before taxes	3,237	2,838	18,835	6,075	14,870
Income tax expenses	120	1,454	1,163	1,574	1,983

Net income	3,117	1,384	17,672	4,501	12,887
Less: Net income (loss) attributable to Non-controlling interest	(101)	(113)	—	(214)	—

Net income attributable to CSI	3,218	1,497	17,672	4,715	12,887

Basic earnings per share	$0.08	$0.04	$0.50	$0.11	$0.36
Basic weighted average outstanding shares	42,840,944	42,755,446	35,699,453	42,798,432	35,692,919
Diluted earnings per share	$0.07	$0.03	$0.49	$0.11	$0.36
Diluted weighted average outstanding shares	43,655,154	43,974,827	36,141,329	43,774,988	35,802,842

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

		December 31,
Item	June 30, 2010	2009

Assets
Current assets
Cash and cash equivalents	255,197	160,111
Restricted cash	269,608	179,390
Accounts receivable, net of allowance for doubtful accounts	198,768	151,549
Inventories	182,410	164,313
Value added tax recoverable	33,094	39,495
Advances to suppliers	25,686	17,264
Foreign currency derivative assets	8,145	0
Prepaid and other current assets	41,070	41,865

Current assets — subtotal	1,013,978	753,987
Property, plant and equipment, net	247,439	217,136
Intangible assets	1,993	1,824
Advances to suppliers	33,858	35,210
Prepaid land use right	13,185	12,535
Investments	7,069	7,101
Deferred tax assets — non current	13,484	10,910
Other non-current assets	5,820	—

Total assets	1,336,826	1,038,703

Liabilities and equity
Current liabilities
Short term borrowings	548,891	251,702
Accounts payable	83,642	92,271
Notes payable	105,635	105,218
Other payables	37,421	34,724
Advances from customers	8,562	3,644
Amounts due to related parties	262	261
Foreign currency derivative liabilities	—	523
Provision for firm purchase commitment	14,084	13,823
Other current liabilities	14,562	12,775

Current liabilities — subtotal	813,059	514,941
Accrued warranty costs	23,321	16,900
Liability for uncertain tax positions	10,899	10,705
Convertible notes	885	866
Long term borrowings	13,253	29,290

Total liabilities	861,417	572,702

Common shares	501,084	500,322
Additional paid in capital	(59,317)	(61,269)
Retained earnings	16,257	11,542
Accumulated other comprehensive income	17,243	15,121

Total Canadian Solar Inc. stockholders’ equity	475,267	465,716
Non-controlling interest	142	285

Total equity	475,409	466,001

Total liabilities and equity	1,336,826	1,038,703